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Exhibit 99.2

MATERIAL CHANGE REPORT

Section 7.1 of National Instrument 51-102 Continuous Disclosure Obligations

ITEM 1:	NAME AND ADDRESS OF COMPANY
Celestica Inc. 1150 Eglinton Avenue East Toronto, ON M3C 1H7
ITEM 2:	DATE OF MATERIAL CHANGE
September 23, 2005
ITEM 3:	NEWS RELEASE
A press release was issued by Celestica Inc. ("Celestica") on September 26, 2005.
ITEM 4:	SUMMARY OF MATERIAL CHANGE
On September 23, 2005, Celestica completed the redemption of all remaining Liquid Yield Option™ Notes due 2020 (Zero Coupon-Subordinated) (the "LYONs").
ITEM 5:	FULL DESCRIPTION OF MATERIAL CHANGE
On September 23, 2005, Celestica completed the redemption of all remaining Liquid Yield Option™ Notes due 2020 (Zero Coupon-Subordinated) (the "LYONs"). As at September 23, 2005, there was approximately US$2.1 million principal amount at maturity of LYONs outstanding with an aggregate cash purchase price of approximately US$1.2 million. The redemption price on September 23, 2005 was US$575.84 per US$1,000 principal amount at maturity. All LYONs outstanding as of that date were deemed to have been redeemed by Celestica, whether or not they have been surrendered for redemption, and all rights of the holders thereof have terminated, with the exception of the holder's right to receive payment of the redemption price upon the presentation and surrender of their LYONs.
ITEM 6:	RELIANCE ON SUBSECTION 7.1(2) or (3) OF NATIONAL INSTRUMENT 51-102
Not applicable.
ITEM 7:	OMITTED INFORMATION
Not applicable.
ITEM 8:	EXECUTIVE OFFICER
For further information, please contact Elizabeth L. DelBianco, Chief Legal Officer of Celestica at (416) 448-4620.
ITEM 9:	DATE OF REPORT
DATED at Toronto, Ontario this 26th day of September, 2005.
(Signed)	/s/ ELIZABETH L. DELBIANCO Elizabeth L. DelBianco Chief Legal Officer

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Exhibit 99.2
MATERIAL CHANGE REPORT